Steven A. Covert 233 Genesee St.
Executive Vice President Utica, NY 13501
Chief Operating Officer
Chief Financial Officer

BY EDGAR AND OVERNIGHT DELIVERY

September 26, 2005

Mr. Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Partners Trust Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File Number: 001-31277

Dear Mr. Walker:

I am writing in response to the Staff's letter of comment dated September 15, 2005 (the "Comment Letter") to Mr. John A. Zawadzki of Partners Trust Financial Group, Inc. (the "Company"). The responses to the Comment Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Comment Letter.

Asset Quality

1(a) There is no specific allowance attributable to non-performing loans because we recorded charge-offs to reduce the net carrying values of the loans to amounts measured in accordance with Statement of Financial Accounting Standards (SFAS) No. 114: the present value of future cash flows discounted at the loan's effective interest rate, the loan's observable market price or, if the loan was deemed collateral dependent, the fair value of the collateral at the time the loans were determined to be impaired. Subsequent to any charge off, these loans continue to be evaluated on a loan-by-loan basis for further impairment in accordance with SFAS No. 114.

1(b) As disclosed in Item 1. Business - Allowance for Loan Losses of the Form 10-K, historical loss experience in each segment of the loan portfolio is one criteria we use in determining our overall allowance for loan losses. Our charge-offs remained fairly consistent over the past several years except for 2004 when we experienced higher charge-offs primarily as a result of the higher-risk loans acquired from BSB Bancorp Inc. ("BSB"). These charge-offs were fully covered by the allowance for loan losses recorded in the merger, and as such, a significant increase in the provision for loan losses was not required.

1(c) There is no specific allowance attributable to impaired loans because, as noted in 1(a) above, the loans were charged down to the present value of future cash flows discounted at the loan's effective interest rate or, if the loan was deemed collateral dependent, the fair value of the collateral at the time the loan was determined to be impaired. Subsequent to any charge off, these loans continue to be evaluated on a loan-by-loan basis for further impairment in accordance with SFAS No. 114.

1(d) Our troubled debt restructured loans consisted of two loans at December 31, 2004, which were evaluated individually for impairment in accordance with SFAS No. 114. We determined that these loans were not impaired and therefore included the loans with our other non-impaired commercial loans for purposes of determining the allowance for loan losses under SFAS No. 5. As discussed in Item 1. Business - Allowance for Loan Losses of the Form 10-K, our commercial loan allowance calculation is based, in part, on migration analysis. The analysis uses historical charge-off ratios and loan credit ratings to determine the estimated loss in the portfolio. All of our troubled debt restructurings were included in this analysis.

1(e) Classified performing loans are evaluated on a loan-by-loan basis for impairment in accordance with SFAS No. 114. We determined that these loans were not impaired and therefore included the loans with our other non-impaired commercial loans for purposes of determining the allowance for loan losses under SFAS No. 5. As noted above, we employ migration analysis to determine losses in our commercial loan portfolio. We determine appropriate loss factors based on loan risk grades and historical net charge-offs, including loss factors for the $24.4 million in loans that were performing, but classified substandard or worse.

We do not account separately for the allowance for previous BSB loans, but do consider the historical loss experience of BSB when evaluating the loans acquired from BSB in our determination of the allowance for loan losses.

2(a) Our SFAS No. 114 analysis of the loans acquired from BSB Bancorp, Inc. considered the impact of our more aggressive collection strategy on certain BSB Bancorp, Inc. loans at the time of acquisition, as compared to BSB Bancorp, Inc.'s collection strategy, and resulted in additional charge-offs that we believed were required. As such, we have not adjusted BSB Bancorp, Inc. historical loss rates.

2(b) Given the magnitude of criticized and classified assets acquired in the merger, we made a strategic decision to expeditiously resolve these problem loans by accepting deep discounts on pay-offs, arranging sales of notes to third parties, and generally taking more aggressive recovery actions. In contrast, BSB Bancorp's plans involved long-term workout strategies intended to maximize recoverable values.

Supplemental Reporting of Non-GAAP Results of Operations

3. The Company hereby confirms that it will incorporate the Staff's comments in future filings. Specifically, the Company advises the Staff that it proposes to enhance the disclosure in future filings by providing the following disclosure immediately prior its presentation of "core operating earnings":

Supplemental Reporting of Non-GAAP Results of Operations. In addition to results presented in accordance with Accounting Principles Generally Accepted in the United States ("GAAP"), we are providing in this report certain non-GAAP financial measures. We believe that providing certain non-GAAP financial measures provides the reader with information useful in understanding our financial performance, our performance trends and financial position. Specifically, we provide measures based on what we believe are our "core operating earnings." In presenting core operating earnings, on a consistent basis we exclude large non-cash items which effect the GAAP reporting of results of operations such as net amortization of fair market value adjustments on net assets acquired in mergers and amortization of intangibles and covenant-not-to-compete expense. Additionally, we exclude acquisition and conversion expenses. We believe these expenses are not reflective of on-going operations and therefore "nonoperating" in nature.

We utilize "core operating earnings," along with other factors, to evaluate ongoing operating performance for internal planning and forecasting purposes. We, as well as securities analysts, investors and other interested parties, also use this measure as a tool to compare peer company operating performance. We believe that our presentation and discussion of "core operating earnings," together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting our business and allows investors to view performance in a manner similar to management. We also believe that the adjustments we use to calculate "core operating earnings" remove the effects of factors that are not representative of our ongoing operations and otherwise distort trends in underlying operating results. While some of these items may have occurred historically and may be considered to be recurring items for GAAP purposes, occurrence in future periods is dependent upon future business and economic factors, including for example, the ability to identify and execute on further acquisition transactions, as well as other evaluation criteria. These factors are often frequently beyond the control of Company management. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and we strongly encourage investors to review our consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having the same or similar names.

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please do not hesitate to contact me at 315-738-4993.

Sincerely,

/s/ Steven A. Covert

Steven A. Covert

cc: John A. Zawadzki

SAC/drl